UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 21, 2005

Commission File Number 000-51457

PERNOD RICARD S.A.

(Translation of registrant’s name into English)

12, place des Etat-Unis, 75783 Paris Cedex 16, France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

A description of events affecting the Registrant is set forth in the legal notice, attached hereto as Exhibit 99.1, which is incorporated by reference herein in its entirety.

Exhibit Index:

Exhibit 99.1:	Legal notice relating to two capital increases of Pernod Ricard bringing its share capital to 290,383,913 euros and the number of shares to 93,672,230 dated 21 October 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pernod Ricard S.A.
(Registrant)

Date: October 21, 2005	By	/s/ Emmanuel Babeau
Name: Emmanuel Babeau
Title: Finance Director